UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

New York & Company, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 649295102

1.	Names of Reporting Persons. Richard P. Crystal (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

(1)         The Reporting Person is a party to a Stockholders’ Agreement dated August 25, 2004, as amended from time to time, (the “SA Agreement”) pursuant to which the Reporting Person has agreed to vote shares of the Issuer to cause the authorized number of directors on the Board of Directors to be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office, and so that the individuals designated by the IPC Majority Holders, as defined in the SA Agreement, shall be elected to the Board and caused to remain in office.

(2)         There were no holdings for this Reporting Person as of December 31, 2014.

This statement on Schedule 13G/A amends the joint Schedule 13G originally filed on February 11, 2005, as amended on February 13, 2006, February 13, 2007, February 14, 2008, February 13, 2009, February 12, 2010, February 2, 2011, February 13, 2012, February 13, 2013, and February 12, 2014. IPC/NYCG LLC (formerly BSMB/NYCG LLC) and John D. Howard (collectively, the “Other SA Parties”) continue to be parties to a Stockholders Agreement, dated August 25, 2004, as amended from time to time, pursuant to which they have agreed to vote shares of the Issuer to cause the authorized number of directors on the Board of Directors to be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of directors then in office, and so that the individuals designated by the IPC Majority Holders shall be elected to the Board and caused to remain in office. The Other SA Parties are not amending the information relating to their holdings on this Schedule 13G/A because they have not changed their holdings since they were last reported on Amendment No. 2 to this Schedule 13G.

Item 1.
	(a)	Name of Issuer New York & Company, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 330 West 34th Street, 9th Floor New York, New York 10001

Item 2.
	(a)	Names of Persons Filing This statement on Schedule 13G is being filed by Richard P. Crystal, referred to herein as the “Reporting Person.”
	(b)	Address of Principal Business Office or, if none, Residence 330 West 34th Street, 9th Floor New York, New York 10001
	(c)	Citizenship Richard P. Crystal is a citizen of the United States.
	(d)	Title of Class of Securities This Statement relates to shares of the common stock of the Issuer, par value $0.001 per share (the “Stock”).
	(e)	CUSIP Number 649295102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
(a) Amount beneficially owned: The Other SA Parties beneficially own 31,618,972 shares of Stock of the Issuer in the aggregate.
(b) Percent of class: The Other SA Parties beneficially own approximately 49.22% of the outstanding shares of Stock of the Issuer in the aggregate, based upon 64,235,777 shares of Stock.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable to filings pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

/s/ Richard P. Crystal
Richard P. Crystal